UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.   20549

Amendment No. 1

to

SCHEDULE 14D-9

(RULE 14d-101)

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

Reef Global Energy VI, L.P.

(Name of Subject Company)

Reef Global Energy VI, L.P.

(Names of Persons Filing Statement)

Units of Limited Partnership Interest

(Title of Class of Securities)

None

(CUSIP Number of Class of Securities)

Michael J. Mauceli

Reef Oil & Gas Partners, L.P.

1901 N. Central Expressway, Suite 300

Richardson, Texas  75080

(972) 437-6792

(Name, address, and telephone numbers of persons authorized to received notices and communications on behalf of the persons filing statement)

With copies to:

Joel Held

Baker & McKenzie LLP

2001 Ross Avenue, Suite 2300

Dallas, Texas  75201

(214) 978-3000

☐         Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to the Schedule 14D-9 (“Amendment No. 1”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 18, 2008, amends and supplements the Schedule 14D-9 filed with the SEC on September 4, 2008 (the “Schedule 14D-9”) by Reef Global Energy VI, L.P., a Nevada limited partnership (the “Partnership”).  The Schedule 14D-9 relates to the tender offer (the “Offer”) by MPF Senior Note Program II, LP, MPF Flagship Fund 13, LLC, and MPF DeWaay Fund 7, LLC (collectively, the “Purchasers”) to purchase up to 48 units of Additional General Partnership and Limited Partnership Interest for a purchase price of $9,800 per unit, less certain distributions, upon the terms and subject to the conditions set forth in their Offer to Purchase dated August 21, 2008 and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule 14D-9, respectively.

The information in the Schedule 14D-9 is incorporated in this Amendment No. 1 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4.                The Solicitation And Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following text thereto:

“Additional information that the Partnership believes that the holders of Limited Partnership Interests should consider is contained in the Letter of Transmittal attached as Exhibit (a)(2)(ii) hereto.”

Item 9.                          Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following text thereto:

Exhibit No.	Description

(a)(2)(ii)	Letter of Transmittal from the Partnership dated September 18, 2008

SIGNATURE

After due inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

REEF GLOBAL ENERGY VI, L.P.

By:	Reef Oil & Gas Partners, L.P.
a Nevada limited partnership

	By:	Reef Oil & Gas Partners, GP, LLC
its general partner

		By:	/s/ Michael J. Mauceli
Michael J. Mauceli
Manager

Date: September 18, 2008